BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

wkuesel@omm.com

March 19, 2012

VIA EDGAR AND HAND DELIVERY

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed March 13, 2012
File No. 333-174504

Dear Mr. Mancuso:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to me telephonically on March 16, 2012 (the “Comments”) regarding the above referenced Registration Statement on Form S-1 (as amended on July 8, 2011, August 15, 2011, November 22, 2011, February 22, 2012 and March 13, 2012, the “Registration Statement”). The Company is filing concurrently with this letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For the convenience of the Staff, each of the Comments is restated in italics prior to the response to such Comment. Capitalized terms used and not defined herein have the meanings given in Amendment No. 5.

Russell Mancuso, March 19, 2012 - Page 2

1.	Please revise your disclosure to show the dollar amount of proceeds of the offering to be received by affiliates of Goldman Sachs.

Response:

Revisions have been made to pages 12, 27, 135 and 138 in response to the Staff’s comment.

2.	Please revise your disclosure to include the name of the firm acting as qualified independent underwriter.

Response:

Revisions have been made on pages 12, 27 and 138 in response to the Staff’s comment.

* * * * * *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel

William Kuesel

of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.
Kenneth V. Hallett, Esq., Quarles & Brady LLP
Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP